Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1933

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following advisory was sent to the Global Communications Advisory List by Stella Low on July 2, 2018

GLOBAL COMMUNICATIONS ADVISORY

** NOT FOR DISTRIBUTION **

In February, Dell Technologies filed notice with the U.S. Securities and Exchange Commission that the company would be evaluating a number of potential business opportunities to accelerate our growth even faster in today’s dynamic IT environment. This morning Dell Technologies announced the completion of this strategic review. A New York Times article summarizing the news, and placing it within the broader context of Dell Technologies overall business trajectory, posted earlier this morning.

After a thorough review, we reached an agreement to enter the public market by exchanging the outstanding Class V (NYSE: DVMT) tracking stock, which was issued at the time of the Dell and EMC combination, for Dell Technologies common stock.

Once the transaction is complete, which is subject to stockholder approval and other customary closing conditions, Dell Technologies stock will be publicly listed on the New York Stock Exchange. The transaction is expected to close in the fourth quarter of calendar year 2018.

Tracking stock shareholders will have the option to exchange their shares or cash out at a 29 percent premium to the tracking stock closing price. Contingent on the exchange transaction, VMware will offer a cash dividend to all stockholders, including Dell Technologies. More details are available in the Dell Technologies press release and virtual press kit and VMware release. Michael Dell will also be sending an email to all team members.

This transaction will simplify our capital and ownership structure and provide public investors the opportunity to share in the value creation of Dell Technologies in its entirety. VMware maintains its independence as a separate publicly traded company while Dell Technologies will continue to own 81% of VMware common stock.

In the press release, Michael and Silver Lake shared that they remain committed as long-term stockholders and strategic partners. Michael reiterated that he remains deeply committed to the company and to working with our world-class team to build the long-term value of Dell Technologies and its businesses. Egon Durban, Silver Lake’s Managing Partner and Managing Director commented: “We are excited that public investors will share in Dell Technologies’ dynamic value creation with Silver Lake, which has no plan to seek liquidity and remains an enthusiastic long-term shareholder.”

An Investor call will be held this morning here at 7:00 a.m. CST / 8:00am EST.

A detailed set of FAQs and other related materials will be filed today with the SEC and can be found here.

Instructions for Communicators

Due to the nature and substance of this announcement, communications from the company are restricted to a very small number of individuals. Please direct any reporters or industry analysts to the Investor call for any information they need concerning today’s news or path forward. A replay will be available here shortly after the call.

Feel free to reach out to me or Dave Farmer with any questions.

Thanks,

Stella

Stella Low

Senior Vice President, Global Communications

Dell | Marketing

mobile +1 508 335 9908

Stella.Low@Dell.com

176 South Street, Hopkinton, 01748, Massachusetts, USA

Follow me @Stelow

If you have additional questions, please direct them to Dave.Farmer@Dell.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, the Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at www.investors.delltechnologies.com.

Participants in the Solicitation

Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.

Dell to Return to Public Trading, but Still in Its Founder’s Hands

The New York Times, By Michael J. de la Merced

July 2, 2018

When Michael S. Dell took his namesake technology company private in 2013, he said that doing so would give him the freedom to prepare it for a future that stretched well beyond personal computers.

Having drastically expanded Dell into a huge one-stop technology shop for businesses, he and his financial partner, the investment firm Silver Lake, plan to bring the company back to the public markets — albeit in a complicated fashion that keeps them firmly in control.

Mr. Dell and Silver Lake are expected to announce as early as Monday that they have struck a $21.7 billion deal to buy out investors in a special class of shares created in 2016 to help Dell buy the networking company EMC. That stock effectively tracks the performance of Dell’s 82 percent stake in VMware, the fast-growing network software company that Dell inherited when it bought EMC. (The other 18 percent of VMware is publicly traded as a different stock.)

The deal, which was approved by the boards of Dell and VMware on Sunday evening, would simplify the stock structure of Dell and its publicly traded subsidiary. But it would also mark the return of Dell to the public markets, with a twist: The special shares held by Mr. Dell and Silver Lake would give them more votes than other investors.

The transaction represents in some ways the culmination of a nearly $100 billion bet by Mr. Dell and Silver Lake that, away from the harsh glare of public markets, they could retool a company best-known for making personal computers and traditional servers for an age of smartphones and cloud computing. Not only does Dell still supply the machines that sit on the desks inside many office buildings, it has also found a ready market selling equipment and software to the kinds of networked computing services that were once thought to spell its end.

“We’ve completely transformed our company and become a key leader in huge segments of the industry,” Mr. Dell said in a telephone interview.

It was an expensive wager, with Mr. Dell and Silver Lake spending roughly $25 billion to take Dell private, and then $67 billion to buy EMC — a transaction that created a kind of one-stop shop for hardware and software needed by companies to run their businesses.

“This has been the largest, most complex and successful integration in the history of the technology industry,” Egon Durban, the Silver Lake managing partner who has worked closely with Mr. Dell, said in an interview.

But that bet has paid off in many ways.

Dell has increased its share of both the PC and the server markets. The research firm IDC estimated that Dell’s worldwide server revenue jumped more than 50 percent in the first quarter, taking the top spot from the longtime sector leader Hewlett Packard as it sells more equipment to cloud service providers. Dell also moved into the top spot in United States PC shipments in the first quarter, according to estimates by the research firm Gartner.

“In 2012, people were saying the PC was dead. It wasn’t,” Mr. Dell said. “Three years ago, people were saying that everything’s going to the public cloud. Turns out that was completely wrong, too.”

And Mr. Dell has pushed the company into newer areas, like internet-connected devices and artificial intelligence.

With much of the transformation work done, Dell’s owners are ready to make the company public once again.

Under the terms of the deal, Dell will offer either $109 a share in cash or 1.3665 shares of newly issued Class C stock in itself for each share of the tracking stock, known by its ticker, DVMT. The cash portion of the transaction will come from an $11 billion special dividend that VMware will issue to all its shareholders — $9 billion of which will go to Dell.

The transaction would help simplify what has been a complicated stock structure. If the deal is approved by shareholders of the DVMT stock, there will be only two publicly traded types of shares tied to Dell: Dell’s Class C shares and the regular shares in VMware.

Some DVMT shareholders — including Carl C. Icahn, the billionaire who bitterly fought Mr. Dell’s 2013 deal to take his company private — may fight for more money. But Mr. Dell and Mr. Durban pointed out that DVMT shares, although trading well below VMware’s own publicly traded stock, have more than doubled during their existence.

While the transaction would return Dell to the public markets, the new stock structure would leave Mr. Dell with a free hand to keep making changes in the company to adapt to new trends.

“I believe we’ve accomplished what we set out to do in evolving the business,” Mr. Dell said. “But the work of evolving a company is never done.”